

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

SECURITIES AND EXCHANGE COMMISSION

07001436

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.T. Hickman Securities Brokerage Firm, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Forest Place, Post Office Lockbox 280
(No. and Street)

Rochelle Park, (City) New Jersey (State) 07662 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert T. Hickman (201) 368-3412
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC, CPAs
(Name – *if individual, state last, first, middle name*)

1601 Walnut Street, Suite 815, (Address) Philadelphia, (City) Pennsylvania (State) 19112 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THIS PAGE IS FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, Robert T. Hickman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. T. Hickman Securities Brokerage Firm, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Mg. Member

Title



Notary Public

CAROL A. BANTA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. [illegible]

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- N/A (c) Statement of Income (Loss).
- N/A (d) Statement of Changes in Financial Condition.
- N/A (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- N/A (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- N/A (o) A report on internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THIS PAGE IS FOR PUBLIC INSPECTION

R.T. HICKMAN SECURITIES
BROKERAGE FIRM, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 14,811
Receivables	3,410
Prepaid expenses	1,364
Total current assets	19,585
Total Assets	$ 19,585

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses	$ 4,433
Total current liabilities	4,433
MEMBER EQUITY	15,152
Total Liabilities and Members' Equity	$ 19,585

The accompanying notes are an integral part of these financial statements

THIS PAGE IS FOR PUBLIC INSPECTION

END